Filed pursuant to Rule 424(b)(3)

Registration No. 333-264447

PROSPECTUS SUPPLEMENT

(to Prospectus dated June 23, 2022)

Terran Orbital Corporation

Up to 140,155,860 Shares of Common Stock

Up to 7,800,000 Warrants to Purchase Shares of Common Stock at $11.50 per Share

Up to 11,055,606 Warrants to Purchase Shares of Common Stock at $10.00 per Share

Up to 19,299,960 Shares of Common Stock Underlying Warrants to Purchase at $11.50 per Share

Up to 11,055,606 Shares of Common Stock Underlying Warrants to Purchase at $10.00 per Share

____________________

This prospectus supplement supplements the prospectus dated June 23, 2022 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-264447). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K (excluding any information furnished under item 7.01 which is not deemed filed under the Securities Exchange Act of 1934, as amended), filed with the Securities and Exchange Commission on October 31, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the offer and sale from time to time by the selling securityholders named in the Prospectus (the “Selling Securityholders”) of (A) up to 140,155,860 shares of our common stock, par value $0.0001 per share (our “common stock”), consisting of (i) up to 5,080,409 shares of our common stock (the “PIPE Shares”) issued at a purchase price of $10.00 per share in a private placement pursuant to subscription agreements each entered into on October 28, 2021 (the “PIPE Financing”); (ii) up to 8,100,000 shares of our common stock (the “Founder Shares”) issued in connection with the consummation of the Business Combination (as defined in the Prospectus), in exchange for Class B ordinary shares originally issued at a price of approximately $0.003 per share in a private placement to Tailwind Two Sponsor LLC (the “Sponsor”) and Tommy Stadlen; (iii) up to 94,952,441 shares of our common stock issued or issuable to certain Selling Securityholders that are former stockholders and equity award holders of Terran Orbital (the “Legacy Terran Orbital equity holders”) in connection with or as a result of the consummation of the Business Combination, consisting of (a) up to 83,481,806 shares of our common stock originally issued to Legacy Terran Orbital stockholders at a weighted-average purchase price of approximately $0.29 per share, after giving effect to the exchange ratio in the Business Combination; (b) up to 82,616 shares of our common stock issuable upon the exercise of certain options with a weighted-average exercise price of $1.41 per share; and (c) up to 11,388,019 shares of our common stock that certain Legacy Terran Orbital equity holders have the right to receive upon the settlement of outstanding vested and unvested restricted stock unit awards upon certain conditions; (iv) up to 8,420,569 shares of our common stock issued to certain debt holders pursuant to a stock and warrant purchase agreement, which were originally issued as non-cash consideration for entering into the Francisco Partners Facility (as defined in this prospectus) and Rollover Notes (as defined in this prospectus); (v) up to 7,800,000 shares of our common stock issuable upon the exercise of the private placement warrants (as defined below); (vi) up to 11,055,606 shares of our common stock issuable upon the exercise of the debt provider warrants (as defined below); and (vii) up to 4,746,835 shares of our common stock issuable pursuant to the subscription agreement for the Insider PIPE Investor (as defined below) (with the total shares of our common stock referenced in this clause (A) being referred to herein as the “Total Resale Shares”); (B) up to 7,800,000 warrants (the “private placement warrants”) originally issued in a private placement to the Sponsor at a price of $1.50 per warrant, which private placement warrants have an exercise price of $11.50 per share; and (C) up to 11,055,606 warrants originally issued in a private placement to certain debt providers as non-cash consideration for entering into the Francisco Partner Facility and Rollover Notes, which debt provider warrants have an exercise price of $10.00 per share (the “debt provider warrants” and together with the private placement warrants, the “Offered Warrants”).

In addition, the Prospectus and this prospectus supplement relate to the offer and sale by us of up to: (A) 11,499,960 shares of our common stock that are issuable by us upon the exercise of 11,499,960 warrants at a price of $11.50 per share (the “public warrants” and, together with the Offered Warrants, the “Warrants”) originally issued in Tailwind Two’s (as defined in the Prospectus) initial public offering (the “IPO”) of units at a price of $10.00 per unit, which each unit consisting of one Class A ordinary share and one-third of one public warrant; (B) 7,800,000 shares of our common stock that are issuable by us upon the exercise of the private placement warrants at a price of $11.50 per share; and (C) 11,055,606 shares of our common stock that are issuable by us upon the exercise of the debt provider warrants at a price of $10.00 per share.

Our common stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “LLAP”. On October 28, 2022, the last reported sales price of our common stock was $2.56 per share and the last reported sales price of our public warrants was $0.17 per warrant.

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, and, as such, have elected to comply with certain reduced disclosure and regulatory requirements.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our common stock or warrants involves risks. See the section entitled “Risk Factors” beginning on page 12 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 31, 2022.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 31, 2022

TERRAN ORBITAL CORPORATION

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-40170	98-1572314
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)
6800 Broken Sound Parkway NW, Suite 200
Boca Raton, Florida 33487
(Address of Principal Executive Offices and Zip Code)
(561) 988-1704
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Common stock, par value $0.0001 per share	LLAP	New York Stock Exchange
Warrants to purchase one share of common stock, each at an exercise price of $11.50 per share	LLAP WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Purchase Agreement

On October 31, 2022 (the “Closing Date”), Terran Orbital Corporation (the “Company”) and certain of its subsidiaries (the “Guarantors”) entered into a convertible note and warrant purchase agreement (the “Purchase Agreement”) with U.S. Bank Trust Company, National Association as collateral agent (the “Convertible Notes Agent”) and Lockheed Martin Corporation (the “Purchaser”), providing for the issuance and sale to the Purchaser of second lien secured notes (the “Convertible Notes”) in an aggregate principal amount of $100 million (the “Debt Transaction”). The Purchaser is a significant customer of the Company and accounts for a substantial portion of the Company’s consolidated revenue. The Purchaser is also an existing stockholder of the Company and, as of the Closing Date, the Purchaser, together with its affiliates, owned approximately 9.4% of the outstanding Common Stock (as defined below). The Company intends to use the funds for general corporate purposes, including acquiring additional satellite assembly space, increasing its module production and for operating and working capital needs related to the manufacture and sale of small satellites to existing government, civil and commercial customers, including the Purchaser.

In connection with the Debt Transaction, immediately following the closing, the Purchaser was issued warrants (the “Warrants”) to purchase 17,253,279 shares of the Company’s common stock, par value $0.0001 (the “Common Stock”), at an exercise price equal to $2.898 per share of Common Stock, representing the average of the closing price of the Common Stock on October 24, 2022 through October 28, 2022 (the “Closing Price”), plus a 15% premium.

The Convertible Notes will mature on October 31, 2027 (the “Maturity Date”), unless earlier redeemed, repurchased or converted. The Convertible Notes bear interest at a rate of 10% per annum. Interest is payable on the Convertible Notes on May 15th, August 15th, November 15th and February 15th of each calendar year in arrears, with the first such interest payment required to be made on February 15, 2023. Interest is payable in cash or in kind or a combination thereof, at the election of the Company subject to the satisfaction of certain conditions. Interest paid in kind will accrete to the principal amount of the Convertible Notes. The Convertible Notes are secured by a second lien on substantially all of the assets of the Company and the Guarantors, subject to certain exceptions (the “Collateral”), and are senior indebtedness of the Company except that the liens securing the Convertible Notes shall be junior to liens securing the Company’s existing LM/BP Notes (as defined below) and FP Notes (as defined below). The Convertible Notes are guaranteed, jointly and severally, by each of the Guarantors.

The Convertible Notes are convertible by holders of the Convertible Notes at any time prior to maturity into the number of fully-paid and non-assessable shares of the Company’s Common Stock on the date of conversion obtained by dividing (i) the outstanding principal amount of, and any accrued but unpaid interest on, the Purchaser’s Convertible Notes, by (ii) a conversion price equal to $2.898, representing the Closing Price plus a 15% premium. At issuance, the Convertible Notes will be convertible into 34,506,556 shares of Common Stock. The conversion price is subject to anti-dilution adjustments customary for convertible debt securities. The Company has agreed to use reasonable best efforts to obtain shareholder approval for the issuance of shares of Common Stock issuable upon conversion of the Convertible Notes and exercise of the Warrants by the Purchaser that would exceed 30% of the Common Stock then outstanding at its next annual meeting; provided that, after the Company’s initial annual meeting or thereafter, if such approval is not obtained and the Purchaser seeks to convert any of its Convertible Notes or exercise any of the Warrants in accordance with the terms of the Purchase Agreement, the Company may settle the excess above any limit on conversion of the Convertible Notes and exercise of the Warrants set by applicable stock exchange rules in cash in accordance with the terms of the Purchase Agreement (to the extent permitted under the FP Note Purchase Agreement and the LM/BP Note Purchase Agreement (each as defined below)).

On or after May 1, 2024, the Company may redeem, at its option, for cash, all or any portion of the Convertible Notes, at a redemption price equal to 100% of the then applicable principal amount of the Convertible Notes to be redeemed, plus accrued and unpaid interest, subject to (i) the satisfaction of certain conditions, including that no event of default has occurred and is continuing, the shares of Common Stock issuable on such date are included in a registration statement that is effective and otherwise available for the resale of all such shares by the Purchaser, the Common Stock remains listed on the New York Stock Exchange or any other national securities exchange, and subject to compliance by the Purchaser with certain notice requirements, that any applicable antitrust filings have been made or obtained and any waiting periods with respect thereto have expired; and (ii) the right of the Purchaser to convert all or any portion of its Convertible Notes prior to the prepayment date in accordance with the terms of the Purchase Agreement.

Upon the occurrence of a “Fundamental Change” (as defined in the Purchase Agreement, which includes, among other things, certain change of control transactions of the Company), the Purchaser may require the Company to repurchase all or a portion of its Convertible Notes in cash at a repurchase price equal to 100% of the then applicable principal amount of the Convertible Notes to be repurchased, plus accrued and unpaid interest, subject to the satisfaction of certain conditions set forth in the Purchase Agreement.

Subject to compliance with the Securities Act of 1933, as amended, and any state securities laws, the Purchaser is entitled to transfer its Convertible Notes without restriction. The Purchaser is subject to certain standstill restrictions pursuant to the Purchase Agreement that will expire after one year, subject to certain exceptions providing for earlier termination (including upon the triggering of the Notification Right (as defined below)). In addition, the Purchase Agreement contains certain customary representations, warranties and covenants with respect to each of the Company and the Purchaser, including preemptive rights allowing the Purchaser to maintain its proportionate equity interest on an as-converted basis, subject to certain exceptions. The representations and warranties contained in the Purchase Agreement were made only for purposes of the Purchase Agreement and as of specific dates, were solely for the benefit of the parties to the Purchase Agreement and are subject to limitations agreed upon by the contracting parties. The Purchase Agreement also contains other customary terms and covenants, including customary events of default.

Pursuant to the existing Investor Rights Agreement, dated October 28, 2021, as amended, by and among the Company, the Purchaser and the other investors party thereto, the Purchaser will have customary registration rights with respect to the shares of Common Stock issuable upon conversion of the Convertible Notes and exercise of the Warrants, including customary shelf, piggyback and demand registration rights.

This Current Report on Form 8-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by the full text of the Purchase Agreement, which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

2022 Strategic Cooperation Agreement

In connection with the Debt Transaction described above, on the Closing Date, certain subsidiaries of the Company and the Purchaser terminated their existing Second Amended and Restated Strategic Cooperation Agreement dated October 28, 2021 (the “Original SCA”), and the Company, the Purchaser and the other parties to the Original SCA entered into a new Strategic Cooperation Agreement dated October 31, 2022 (the “2022 SCA”) pursuant to which the parties have agreed to continue to share business development opportunities and work collaboratively on small satellite and other aerospace and defense opportunities and ventures. Unless earlier terminated, as provided for in the 2022 SCA, the 2022 SCA will terminate 13 years from the effective date, in 2035. Consistent with the Original SCA, the Company will continue to collaborate on the development and sale of small satellites for use in U.S. Government spacecraft and spacecraft-related procurements and to establish a cooperation framework to enable the parties to enter into projects, research and development agreements and other collaborative business arrangements and teaming activities. As also previously provided in the Original SCA, upon delivery of a request for a proposal from the Purchaser, the Company is required to provide the Purchaser with a binding proposal for the manufacturing of such satellites, and if the Company is awarded the work by the Purchaser, priority will be given to the Purchaser order over manufacturing satellites for the Company’s internal purposes. In addition, the Company has granted the Purchaser a right of first refusal to place its own order for services if the Company notifies the Purchaser that it has received an offer for services from a third-party that would exceed specified production capacity thresholds.

In the event the Company needs to engage a third-party to pursue an opportunity, including, the development and sale of small satellites for use in U.S. Government or non-U.S. Government customer spacecraft or spacecraft-related procurements, or to engage in bids or proposals for certain U.S. Government contracts, the Company has agreed to offer the Purchaser an exclusive opportunity to negotiate a teaming arrangement for a specified period of time on commercially reasonable terms. If the parties cannot agree on terms within the period provided, the Company can pursue the opportunity with another party without restriction.

Pursuant to the Debt Transaction, the 2022 SCA also provides that the Purchaser will be entitled to appoint a director (who shall be reasonably satisfactory to the Company (the Company’s consent not to be unreasonably withheld, conditioned or delayed)) to fill an existing Class III director vacancy on the Board of Directors of the Company (the “Board”). In addition, during the term of the 2022 SCA, the Company has agreed to include one appointee or nominee for election to the Board selected by the Purchaser (who shall be reasonably satisfactory to the Company (the Company’s consent not to be unreasonably withheld, conditioned, or delayed)) in its slate of nominees for election as a Class III director at each of the Company’s meetings of stockholders at which Class III directors are to be elected and recommend that the Company’s shareholders vote in favor of the election of such director. Also, during the term of the 2022 SCA, the Purchaser will be permitted to appoint a separate Board observer. The Company has also agreed in the SCA that it will not make any public announcement with respect to, or seek approval by the Board of, any sale transaction or Fundamental Change (as defined in the Purchase Agreement) with respect to the Company, or any other extraordinary transaction involving the Company, with any other person regarding any of the foregoing, without giving prior notice to the Purchaser (the “Notification Right”) and to include the Purchaser in any such sale process, in each case, subject to the fiduciary duties of the Board and management of the Company.

The foregoing description of the 2022 SCA does not purport to be complete and is qualified in its entirety by the full text of the 2022 SCA, which is attached hereto as Exhibit 10.2 and is incorporated herein by reference.

Amendments to Existing Debt Agreements

In connection with the Debt Transaction, on the Closing Date, the Purchaser and an affiliate of Beach Point Capital Management, holders of senior secured notes of the Company secured by the Collateral (the “LM/BP Notes”), amended their existing note purchase agreement (the “Eighth Amendment” and, together with the existing note purchase agreement, the “LM/BP Note Purchase Agreement”) with Terran Orbital Operating Corporation, a wholly-owned subsidiary of the Company, and U.S. Bank Trust Company, National Association, as collateral agent (the “LM/BP Notes Collateral Agent”), pursuant to which they, among other things, consented to the Company incurring obligations related to the Debt Transaction and the entry into a First Lien/Second Lien Intercreditor Agreement as described below. The Eighth Amendment also made certain changes to conform to the language of the Purchase Agreement, including amending its financial covenant to require the Company and its subsidiaries to have a minimum consolidated EBITDA of at least $0 commencing from the fiscal quarter ending June 30, 2024, subject to certain postponement conditions.

Also on the Closing Date, certain affiliates of FP Credit Partners, L.P., holders of senior secured notes of the Company secured by the Collateral (the “FP Notes”), amended their existing note purchase agreement (the “Third Amendment” and, together with the existing note purchase agreement, the “FP Note Purchase Agreement”) with Terran Orbital Operating Cooperation and Wilmington Savings Fund Society, FSB, as collateral agent (the “FP Notes Collateral Agent”), similarly consenting to the Company incurring obligations related to the Debt Transaction and the entry into a First Lien/Second Lien Intercreditor Agreement as described below. The Third Amendment also made certain changes to conform to the language of the Purchase Agreement, including amending its financial covenant to require the Company and its subsidiaries to have a minimum consolidated EBITDA of at least $0 commencing from the fiscal quarter ending June 30, 2024, subject to certain postponement conditions.

The foregoing descriptions of the Eighth Amendment and Third Amendment do not purport to be complete and are qualified in their entirety by the full text of the Eighth Amendment and Third Amendment, respectively, which are attached hereto as Exhibits 10.3 and 10.4, respectively, and are incorporated herein by reference.

First Lien/Second Lien Intercreditor Agreement

On the Closing Date, the Company, the guarantors party thereto, the LM/BP Notes Collateral Agent, the FP Notes Collateral Agent and the Convertible Notes Agent entered into a First Lien/Second Lien Intercreditor Agreement (the “First Lien/Second Lien Intercreditor Agreement”) to govern the relative priorities of the collateral agents and their respective security interests in the Collateral and certain other matters related to the administration of security interests in such Collateral.

The foregoing description of the First Lien/Second Lien Intercreditor Agreement does not purport to be complete and is qualified in its entirety by the full text of the First Lien/Second Lien Intercreditor Agreement, which is attached hereto as Exhibit 10.5 and is incorporated herein by reference.

Item 1.02 Termination of a Material Definitive Agreement.

Pursuant to the 2022 SCA, on October 31, 2022, certain subsidiaries of the Company and the Purchaser mutually terminated the Original SCA with the Purchaser. Reference is made to the related party disclosure relating to the Purchaser set forth under Item 1.01 of this Current Report on Form 8-K, which is incorporated herein by reference.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

Reference is made to the disclosure relating to the Convertible Notes set forth under Item 1.01 of this Current Report on Form 8-K, which is incorporated herein by reference.

Item 3.02 Unregistered Sales of Equity Securities.

The information relating to the issuance and sale of the Convertible Notes and Warrants contained in Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference.

The Convertible Notes and Warrants were offered in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and have not been registered under the Securities Act or applicable state securities laws. Accordingly, the Convertible Notes, the Warrants and the underlying shares of Common Stock may not be offered, sold, pledged or otherwise transferred except pursuant to an effective Securities Act registration statement or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws.

Item 7.01 Regulation FD Disclosure.

On October 31, 2022, the Company issued a press release announcing the Debt Transaction, the 2022 SCA and related agreements, as well as opportunities created by the transaction and related strategic plans. A copy of the press release is attached hereto as Exhibit 99.1.

The information furnished pursuant to this Item 7.01, including Exhibit 99.1, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities under that Section and shall not be deemed to be incorporated by reference into any filing of the Company under the Securities Act or the Exchange Act.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
4.1	Form of Convertible Note.
4.2	Form of Warrant.
10.1

Convertible Note and Warrant Purchase Agreement, dated as of October 31, 2022, by and among Terran Orbital Corporation, the guarantors party thereto, Lockheed Martin Corporation, as Purchaser, and U.S. Bank Trust Company, National Association, as Collateral Agent.

10.2#

Strategic Cooperation Agreement, dated as of October 31, 2022, by and among Lockheed Martin Corporation, Terran Orbital Corporation, Terran Orbital Operating Corporation, Tyvak Nano-Satellite Systems, Inc. and PredaSAR Corporation.

10.3

Eighth Amendment to Note Purchase Agreement, dated as of October 31, 2022, by and among Terran Orbital Operating Corporation, the guarantors party thereto, the purchasers party thereto, and Lockheed Martin Corporation as Authorized Representative.

10.4

Amendment No. 3 to Note Purchase Agreement, dated as of October 31, 2022, by and among Terran Orbital Operating Corporation, Terran Orbital Corporation, the guarantors party thereto, the purchasers party thereto, and Wilmington Savings Society, FSB.

10.5

First Lien/Second Lien Intercreditor Agreement, dated as of October 31, 2022, by and among Terran Orbital Corporation, the guarantors party thereto, U.S. Bank Trust Company, National Association, Wilmington Savings Fund Society, FSB, and U.S. Bank Trust Company, National Association.

99.1	Press Release, dated October 31, 2022.
104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document.

# Certain confidential portions (indicated by brackets and asterisks) have been omitted from this exhibit.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TERRAN ORBITAL CORPORATION

Date:	October 31, 2022	By:	/s/ Gary A. Hobart
Gary A. Hobart Chief Financial Officer, Executive Vice President and Treasurer